Filed by TriQuint Semiconductor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Sawtek, Inc.
 Commission File No.: 0-28276

TRIQUINT
Res.# 18875410
Moderator: Steve Sharp
May 15, 2001\3:00 p.m. MT

    TRIQUINT

Moderator: Steve Sharp
May 15, 2001
3:00 p.m. MT

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to the TriQuint and Sawtek merger conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press number one, followed by number four on your push button phone. As a reminder this conference is being recorded Wednesday, May 15, 2001. I would now like to turn the conference over to Mr. Steve Sharp, CEO of TriQuint Semiconductor. Please go ahead sir.
Steve Sharp:	Thank you for joining us today. With me is Kimon Anemogiannis, CEO of Sawtek, Ray Link, CFO of Sawtek and of the combined company, and Ed Whitehurst, a retiring CFO of TriQuint.

We are here to discuss the merger of two important communication companies in the communications component market, TriQuint and Sawtek, Inc. To make sure everyone is on equal footing we will start with a quick overview of each company and then we will review for you why we think this merger is a natural fit and the benefits we feel we can derive from the combination.

Let's start with TriQuint. TriQuint develops and builds integrated circuits that carry analog and mixed signals. TriQuint Semiconductor serves the high performance communication markets such as mobile phones, optical networks, and communication satellites. The integrated circuits we build from gallium arsenide rather than silicon. Gallium arsenide is capable of operating at higher performance in many diverse applications.

A number of years ago TriQuint Semiconductor initiated a strategic diversification strategy which is a three prong approach and includes diversification in multiple communications markets, multiple customers within these markets, and multiple applications within each customer. We were able to have such a strategy because TriQuint, unlike any of its peers, has multiple leading edge technologies, a variety of business models to serve the customer, and a history of early identification with its customers of application areas that have high system value. Kimon will now give you an overview of Sawtek.

Kimon Anemogiannis:
Thank you Steve. Sawtek designs and manufactures filter devices based on the surface acoustic wave technology or SAW. These devices take advantage of the physical characteristics of the so called bias or electric materials. The electrical signal is converted to a mechanical one where the unwanted signal parts are filtered out. After a second conversion the electrical signal at the filter output is clear of noise and other (unintelligible). The big advantage of SAW filters is their miniaturization and their precise reproducibility of the filtering function. By using advanced photolithography and hermetical assembly technology SAW filters can be produced at high volume and at a low cost. This is the reason why a large number of today's communications systems use SAW technology as the preferable filter technology.

The major SAW applications are mobile phones, wireless infrastructure, data transmission, broadband systems, optical networks, and aerospace. Sawtek is a technology leader in designing and manufacturing these devices. Like TriQuint, Sawtek also has a diversified customer base and an excellent history of financial performance.
S. Sharp:
Thank you Kimon. Now that we are all familiar with both companies, let's review what we feel are the key benefits we get from combining TriQuint and Sawtek. I will go into greater detail on each of these points later in the discussion. First, the combined company will have a tremendous technology portfolio and unsurpassed engineering talent. Second, by having this technology the combined company will be able to leapfrog its competitors and offer a far more cost effective integrated module solution to its mobile phone customer base. Third, the merged company will be able to develop other more complete solutions, better penetrate its combined customer base with better sales synergies and cross sale opportunities. Last, the combined company will have a tremendous financial strength.

Specifically, TriQuint and Sawtek serve a very similar market and therefore can combine domain applications and sales expertise. For TriQuint in the year 2000, 48 percent of the business was in mobile phones, 29 percent in optical network applications, and 23 percent in broadband wireless data such as satellite, pagers, point to point radios, aerospace, wireless local loop, and base stations. Sawtek, in fiscal 2000, had 35 percent in mobile phones, 28 percent in broadband wireless data, plus 37 percent in base stations which was part of the broadband wireless data under TriQuint classification.

Looking more specifically at the customer base you will see a few things. First, both companies have excellent diversification. Each has over $5 million in revenues from Nokia, Ericsson, Motorola, and Lucent. The combination will make us more important to these customers. Each has five additional companies that are at the $5 million or more level. We plan to aggressively pursue cross-selling each customer's products to these and other important accounts. In general, there is a large market and customer overlap. This provides leverage in cross-selling opportunities in all our joint communication markets.

From the financial perspective this is not a strong company buying a weak company. The financials of both companies are among the best in their peer group sectors. Last year TriQuint grew 85 percent while Sawtek grew at 59 percent. For fiscal 2000 the companies had revenue of about $460 million. Sawtek has been profitable since 1984, including one-time charges for the IPO, and TriQuint since 1995. The combined net income in 2000 was about $150 million. Gross margins for both companies at the end of 2000 were in high 50 percent to low 60 percent. Total cash and unrestricted short term investments are in excess of $600 million.
At this time, let me turn it over to Kimon who will discuss the large module opportunity.
K. Anemogiannis:
Thank you Steve. Now let's zoom in on the integrated module opportunity. As you know, TriQuint and Sawtek build components for what is known as the radio frequency portion of the cell phone. This has been the most challenging part of the design and production for the cell phone manufacturers. Let's look at the changes in today's environment, initially from mobile phone manufacturer's point of view. First, a highly integrated RF module used in a mobile phone greatly reduces the expertise and time needed to complete the phone design. This reduces cost, speeds time to market, and gives a company more opportunity to develop more phone models. Secondly, it means that the company can inventory a few modules instead of hundreds of individual components. Lastly, because modules are pre-tested, mobile phone yields will increase, thereby reducing costs.

From a supplier of the mobile phone's point of view, this sounds good and you can imagine what a tremendous opportunity there is for modules, but here is the issue: modules today are typically found in highly competitive consumer electronic devices like mobile phones. In this environment manufacturers are unwilling to pay a premium for combined function solutions. They buy huge volumes of very inexpensive components and achieve the same functionality.

So how do you make money? If you look at the evolution of mobile phone designs over the last 10 years you will see in the radio section a transition from almost entirely discrete devices in the transistors and diodes to much more integrated devices, including power amplifier modules. But even within these power modules there are up to 50 components assembled much in the way the printed circuit board is assembled. There are still about 200 components in an RF radio today.

What will drive the cost lower? The solution to this dilemma is twofold. First, the module manufacturer has to maximize his content in the module so that he can eliminate the stock margins that occur when you have to buy components from an external source and mark them up again to make money. Secondly, by putting all of the pieces together the module manufacturer can optimize the design to eliminate external components and integrate as much as possible onto a minimal number of devices that form a complete solution.

Now if we step back a couple of years it becomes possible to see the direction of TriQuint's long term strategy in this market. Prior to 1998 the (unintelligible) process technology that existed in the company allowed TriQuint to effectively compete against LNAs, mixers, up converters, and down converters. With the completion of the acquisition of the Texas operation in 1998, TriQuint obtained the base technology to allow it to expand its presence into power amplifiers and switches. With the socket filters and the soon to be introduced new passive technology, based on its low cost in the connection technology, the TriQuint technology portfolio is further expanded to include the vast majority of the blocks necessary to build a complete RF radio.

With the closure of this merger TriQuint will have a complete technology portfolio to design the entire radio front end without having to deal with any stock margins. And because all of the technologies will reside under one roof, further cost reduction is expected by optimizing the design and interface between all of the various blocks mentioned.
S. Sharp:
Thank you. The rest of the details of the merger is contemplated to be a merger under the pooling of interest accounting method. It will be accretive to TriQuint and based on fiscal 2000 results. Since there is no product or manufacturer overlap the effect on the organization will be minimal. It is planned to be a tax free stock for stock trade with each share of Sawtek being swapped for 1.15 share of TriQuint. We also plan to maintain both brand names as they are considered by customers as excellent.

Everyone at TriQuint and Sawtek is excited about this merger because we share a vision on what is necessary to be successful in the module business. This business opportunity is expected to be well in excess of $5 billion by the year 2004. We want to be the leader. Although the example discussed today is in the mobile phone market we believe many opportunities exist as well in other markets, such as optical networks and other broadband data opportunities. The merger also diversifies both companies more deeply into the existing markets and gives us sales synergy at our existing customer bases. Sawtek and TriQuint have an important history of excellent financial results. We expect that to continue.
Thank you for attending and I will now open the line for questions.
Operator:
Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press number one, followed by number four, on you push button phone. You will hear a three tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing number one, followed by number three, on your push button phone. If you are using a speaker phone, please pick up your hand set before pressing the numbers. One moment please, for the first question. Our first question comes from Mark Grossman with SG Cowen. Please go ahead with your question.

Mark Grossman:
Congratulations on the deal. Can you talk about what the time line is for introducing some of these new module products? And in terms of financial guidance, should we just basically add together the forecasts for the two companies separately or would you expect there would be any sort of operating leverage by combining the companies? Thanks.
S. Sharp:
The companies have started working on this previously so we do expect some products out this year that—some modules out this year that will reflect some of this work. We will explain that as they roll out.

In terms of synergies, cost synergies, we don't expect any. Fundamentally the companies, you go back to the Texas acquisition, there were none there that were anything significant. So I don't know if one and one is any different in that calculation but—fundamentally we are not planning any because of cost reduction.
M. Grossman:	Would the first module be for cell phones?
S. Sharp:	Yes.
Operator:	Our next question comes from Glenn Doshay Palantir Capital. Please go ahead with your question.
Mary Ann:	Hi, it is Mary Ann. How are you guys?
S. Sharp:	Good.
Mary Ann:	Congratulations, that is great.
S. Sharp:	Thank you, thank you.
Mary Ann:	I was just wondering, does this guidance — the initial modules, are they skewed more toward the TDMA side of the house or the GSM or both or—just to know where you guys start first or does it matter?
S. Sharp:	I think you will have to wait for that one, Mary Ann. We've got some announcements coming up and they will be exciting enough.
Mary Ann:
OK, great. Then can I ask one more question? I don't really know, I know that RF Micro is doing modules as well. Does this put you directly in their path or are you guys, you know, then are you—is it complementary or where does that work out to be?
S. Sharp:
Hopefully the idea is do a leapfrog. We want to go to higher integration. Many times I've said on this kind of conference call that we didn't see much in value added and strictly adding a 50 ohm batch to a printed circuit board. What we want to do is leapfrog and go into much more integration and this allows—this is one of the big elements that allows us to do it.
Mary Ann:	Great. Congratulations and thanks.
Operator:	Our next question comes from Michael Masdea with CS First Boston. Please go ahead with your question.
Natalie Wright:
Hi. This is actually Natalie Wright, asking for Michael. I have two questions. First, I was wondering, is this accretive to the September quarter and December quarter of this year and then through 2002? Then the second question is: in prior calls you stated you were working on an alternative to RF modules for handsets. And given that it was in the press release that RF modules for handsets is the most significant benefit of the acquisition, has your strategy toward using modules changed?

Ray Link:
Natalie, this is Ray Link. Let me answer the first part. With respect to any comments on accretion or dilution we really have to defer on that until we file our registration statement which will come out in a couple of weeks. However, if you just look at where the PEs and the trading are, if you look at performance in the past of the companies I think you would probably answer that question but we cannot comment on any accretion type of questions for future quarters until we file our registration statement.
S. Sharp:
In regard to the other—our previous stance, I never said that RF modules were a bad deal. What I said was, RF modules had not eliminated the power amplifiers and said that what was being done today, historically in RF modules was very low level integration. If you open up a Hitachi module you will still see 40 or 50 external components with discrete transistors to make a PA. I think if you will open some of our competitors you will also see lots of chips in it. This is our strategy, which is to go to much more functional modules with fewer components.
Operator:	Our next question comes from Charles Boucher with Bear Stearns. Please go ahead with your question.
Charles Boucher:
I've got a couple of quick questions. First, is there any kind of an approximate breakdown on the overall content, how it splits up between the Sawtek products and the TriQuint gallium arsenide products in a typical module? Then one follow-up.
S. Sharp:	OK, it is very difficult to give you an average number at this point because each of the specific modules will be designed differently to go across all standards with al different combinations..
C. Boucher:	OK. I was trying to get a (cross talk)
S. Sharp:	DSM will be different than CDMA which will be different than 3G.
C. Boucher:
OK. The other question I had, maybe Steve and Kimon could both address this, is how do you guys view some of the direct conversion technologies that are being marketed by companies like Analog Devices? Do you see that there is a potential threat to the—to this SAW filter content and is that something you need to think about being able to incorporate into future products?
S. Sharp:
No. Direct conversions in certain of these standards is a real force. The misconception is that is going to lower the content of SAWs in the phones. We did a lot of due diligence to establish, we believe, that the SAW market and content for phones will continue to grow because of the value added of these products.
C. Boucher:	OK. And Steve, just one quick follow-up.
S. Sharp:	Although we are in complete agreement in a GSM phone the IF SAWs are going away.
C. Boucher:	But there are other places where you need filters in the phone, right?
S. Sharp:	Yes, and we are inventing new applications for filters in a phone that I think we will all be proud of.
C. Boucher:	The last question I have is, do you have already the module integration capability or is that something you need to develop or possibly acquire?

S. Sharp:
We will probably — we will be doing prototyping but strictly that within the company. We are working with outside low cost, high volume suppliers. They buy this stuff in such high volume that no one should compete with them internally.
S. Boucher:	OK, great. Congratulations. Thank you.
Operator:	Our next question comes from Chris Danely with Merrill Lynch. Please go ahead with your question.
Chris Danely:	Thanks. Just a little bit of color on the road map. Steve, do you guys plan on pairing the SAWs on the transmitter or the receive side or are you just going do one whole big module there?
S. Sharp:
I think we are going to come out with a series of products and cover a lot different architectures with lots of different options. I can't give you any more about the road map than that until we start introducing product.
C. Danely:	Then, you know, we've seen what kind of effect modules have had for like RFMDs gross margins. What do you anticipate your dollar content will be and the gross margins will be on these products?
S. Sharp:
We anticipate they will be — we do not believe they were going to wipe out our gross margin. That is, I think, a problem that is limited to inability to produce them well right now. Our vision of this is yes, it may drop it from our average of 60s, you know, the high 50s to perhaps the low 40s. But when you weigh that in we believe our profitability will be very, very good and because we're getting maybe a 40 percent profit on these kinds of modules that have very high values. You know these products will sell for anywhere from $5 to $20 and you get 40 percent gross margin on those. It doesn't hurt your return on assets on nickel.
C. Danely:	Sure. And as I recall that is right in line with your regular old wireless gross margins, right?
S. Sharp:	Yes. Our wireless gross margins have been higher than that at some—a lot of points, and certainly Sawtek's has.
C. Danely:
And then what are the plans on the sort of the merchant SAW filter market? Do you plan on consolidating customers out there? I know there is a pretty fair emphasis on base stations from Sawtek and what are your plans on the merchant SAW filter market?
S. Sharp:
We plan to continue to supply the merchant SAW filter market. As you know, Chris, we supply foundry. We supply many of our customers some raw—some starting points for these things as well. We plan to basically have a saturation strategy and do business with our customers however they want to be done business with.
C. Danely:
Sure. Then if you look at the RF portion of the cell phone, now you guys have the transmit, the receive, and the SAW filter side but I am noticing there is no switch technology there. Any plans in that direction?

S. Sharp:
Yes. We have basically in this, basically informally announced two new technologies that we are working on but don't have product out yet. One is basically a switch technology and the other is a new patented technology which will cover things like balance and transformers and splitters and combines which have all been developed at TriQuint. We will give you more detail about that at a later date. This is really to talk about the merger.
C. Danely:
OK. And then just the last question, you know, for your previous HBT modules you've just sold a module maker, the die for those. Now for these modules do you plan on doing everything yourself or are you going to supply the transmit, the receive side, and also the SAW filter to another module maker and have them assemble everything?
S. Sharp:
We will sell our product however the customer would like to buy them. Let me try to straighten—state that in a different way. Our company is trying to develop complete solutions. Complete solutions solve the entire RF radio problem. We can supply that though in many different forms to the customers as they see fit to buy them. The key is to have an integrated solution capability.
Operator:	Our next question comes from Mark Paasch with CL. Please go ahead with your question.
No response
S. Sharp:	Why don't you take the next question please?
Operator:	Our next question comes from Jim Moeller with Dain Rauscher Wessels. Please go ahead with your question.
Jim Moeller:	Thanks. So as far as the content that you are supplying into the modules, did I hear you right? You intend to supply really all of the content in there?
S. Sharp:	Yes.
J. Moeller:	And capture all the gross margin across the whole thing then?
S. Sharp:
Yes. If we don't have the components we will certainly buy them or form some other relationship with some other suppliers. We don't plan to build things like ceramic capacitors. Those are a little bit— built by the billions and we don't think that is cost effective but there is still lots that we can do.
J. Moeller:	Right. But other companies in the market who have pursued module strategies have seen their gross margins drop. How are you going to avoid that, I guess?
S. Sharp:
There are different reasons for people's margins dropping. If you introduce modules and you can't yield them, that creates a tremendous margin drop. If you design a product for ultimate manufacturablity and optimize it, you can improve your margins and keep them relatively flat by, a you said, capturing the gross margins of the content so you are not marking up somebody else's gross margin. Secondly, optimizing the design relationship between these components and thirdly, basically producing them in high volume. But it is also nice to have a diversified company that makes very high margins on some of the other sectors of the business.

J. Moeller:	I hear that. Are there any packaging synergies with Sawtek's hermetically sealed packaging experiences and what not?
S. Sharp:	Yes there is, potentially. We haven't gotten into that yet.
J. Moeller:	OK. I mean any color you can add there now or— ?
S. Sharp:	I think that should wait until we introduce some of our modules.
J. Moeller:	OK. And you real briefly mention the potential applications in the fiber optic marketplace and other markets. I mean is that something that is further out, you think or— ?
S. Sharp:
Well, for example, I believe Sawtek has about 15 percent of their revenue coming in from optical network kind of products but it is not a big number yet. It is probably not in the overall scheme of things, it is not a strategic factor as if—this is not like we're starting in the laser business or detector business. This is not that significant to the fiber optic business. It is a benefit but it is not significant like it is in the cell phone market. But yes, there is other RF markets that we know of that are wireless in nature that this could have the same similar effect in. We don't want to talk about those yet either.
J. Moeller:	OK. So you think the biggest—
S. Sharp:
The biggest opportunities. If you look at the total available RF component market for cell phones, that is now our town. We want to make a major dent in that market. That should be enough news story for today.
J. Moeller:	OK, good. That is all for me, thanks.
Operator:	Our next question comes from David Duley with Wells Fargo. Please go ahead with your question.
David Duley:
Yes, good afternoon. I was wondering if you might just help us out on how many of these SAW filters are contained in the typical GSM phone or a typical CDMA phone today and what might that look like in a couple of years with your modules?
K. Anemogiannis:
This is Kimon. It depends on how many modes, how many bands the phones have. Usually in the GSM is one RF filter per band and in some GSM phones, by the way, also an IA filter. In CDMA phones the content of source is significantly higher. They are two to three RF filters per band and in addition also IA filter per band. So a dual band phone can have up to eight filters.
D. Duley:	And how might this change and is there a lowering of content there for—on your side as the—integrate this into some sort of module or would those kind of numbers stay similar, going forward?
K. Anemogiannis:
Now the module will not change anything in the functionality. Actually, instead of selling these filters to the OEMs we will integrate then first into the module and then we will ship the module to the OEM.
D. Duley:	OK. Just so I am clear here, what other component could possibly be in the RF front end of these phones? So we have the receivers and then we have the filters. What else might be there?

K. Anemogiannis:
One other one we are going to have is the sort duplexer. It might be also, kind of think about this as a key component for the RF of CDMA phones and as you might know, Sawtek has the leadership here with the smallest duplexer on the market. So for sure this is another component.
D. Duley:
OK. Could you guys just give us a hint—how exactly would you integrate the sales forces in this situation? I'm sure there is—I would think there would be some savings and synergies in the SG&A area but maybe you could just review that real quickly again.
S. Sharp:
We don't expect any savings in SG&A or any material savings or in the sales force. In general there is many—we both had openings in the sales force and although we will probably combine them over time it is interesting how they fit. They basically did not overlap much. We had a heavy sales force here in the field in the United States. They had a couple of people in Europe and a couple of people in Asia and they were more or less where we wanted to add people anyway. So I don't see any major transition issues. It just gives us more feet on the street to call on our key customers.
D. Duley:
OK. And one final question from me. I guess that, you know, both of you are providing kind of individual components now to cell phone manufacturers and probably don't have a lot of module experience. So who would you—are you taking on a partner here to help you put these modules or to be taking on existing players. I'm a little confused still as to what exactly the strategy is.
S. Sharp:
We haven't announced any products but I will say that we plan to use very large contract assemblers and people who are producing modules already and have that skill set. We've been working with them for some time.
D. Duley:	OK. And so by using these guys and your own designs you think you can yield, you can yield very good yields on these new module products?
S. Sharp:	Yes.
D. Duley:	What makes you any different than anyone else's yields in this situation?
S. Sharp:
Well, I can't go into that but we have some of our own developed assembly technology, one. That will come out later. But the other thing that makes you better in terms of manufacturing is basically doing an engineering around the whole system. You can optimize things that you can't optimize when you are trying to do it one at a time.
D. Duley	OK. Fair enough. Hey, congratulations.
Operator:	Our next question comes from Dale Pfau with CIBC World Markets. Please go ahead with your question.
Dale Pfau:
Yes, good afternoon Steve, Kimon, Ray. Congratulations. I think it is a great move here. As we look forward on the number of products in distribution you have could you talk a little bit about any of your customer's reaction when you talked to any of your major customers about the merger yet?

S. Sharp:
No. We sent them out a notice this afternoon but that was about all we were allowed to do. We'll have some feedback, obviously, in the next few days but I think they will all be excited. This is a win for them. We see it as basically a real concerted effort to lower their costs and really give them a product that is much more integrated.
D. Pfau:	OK. Steve, in the last quarter could you give us what your percentage of wireless were, your products were on the transmit side?
S. Sharp:
As you know, Dale, we don't quote that on a quarterly basis. It is very difficult to get out of our database. Last year it was—last year I think we said cell phones were about 48 percent of our business and it was roughly split two thirds receiver and one third power amplifiers.
D. Pfau:
OK. And since you are targeting kind of a leapfrog in module technology with product to be announced, the first time we will probably see those in production, impacting phones slated for delivery would probably be sometime late 2002?
S. Sharp:	Oh I sure hope not. I think you will see things early 2002, whatever that is. We will be introducing products this year that I think will hit the market running.
D. Pfau:	So you've already begun working on these, obviously, at TriQuint with some of your customers?
S. Sharp:	I think—I can't comment on that.
D. Pfau:
OK. Can I ask a question about Sawtek's duplexer product? I know this is a significant product that was announced a little bit earlier. Do we expect to see some design wins on the duplexer product come in, in the next quarter?
K. Anemogiannis:	Design wins, it is not unlikely that we will see in the next quarter.
D. Pfau:	Excellent. And Steve, your comments about the new module products in the first half of 2002, is that exclusive of the duplexer products?
S. Sharp:	Yes.
D. Pfau:
And when you talk about a next generation, and most of us are familiar with what is going on in the current module market, this would include multiple band devices including RF filtering or are you going to so much as to put the down converter and start doing IF filtering also in the module?
S. Sharp:
Dale, you will have to wait because basically what we—our vision is to produce a whole radio in a module, the whole thing. We haven't put a date on that yet but you will see a series of products rolling out as fast as we can generate them in that direction. You will see products this year.
D. Pfau:	And you will be announcing these products relatively soon? Will you have a complete road map for us?
S. Sharp:	We don't usually give big road maps. We usually announce stuff when—like we did last week when we—actually we've already gotten sign ins on most of it.
D. Pfau:	So you won't give us a road map of how you see the whole (cross talk)
S. Sharp:	No, we will not give you a product road map. We will give you a conceptual road map but we will not give you a product road map.

D. Pfau:	OK. Well, congratulations and I think both of you have a lot of—opportunities.
S. Sharp:	We are doing that, Dale, because—just for competitive reasons. We do not talk about specific road maps for products. Sorry Dale.
D. Pfau:	Well, congratulations. That is all for me.
Operator:	Our next question comes from Scott Chan with JP Morgan H&Q. Please go ahead with your question.
Scott Chan:	Thank you guys. My question has been answered.
Operator:	Our next question comes from Chris Danely with Merrill Lynch. Please go ahead with your question.
C. Danely:
Hi guys. Just one quick follow-up question. Just wondering who you are going to target first with these modules. You think that is going to be tier one or tier two or tier three cell phone manufacturers?
S. Sharp:	I think it is all. I don't think you can say we are only targeting tier one. We're certainly not only targeting tier one.
C. Danely:	Well, in your opinion, who do you think you will gain traction with first?
S. Sharp:	Chris, I'm sorry but that one is too far to see.
Operator:	Our next question comes from Harsh Kumar with Morgan Keegan & Co.
Harsh Kumar:
Congratulations on the merger guys. Can you—we heard a lot of good things but can you talk about maybe the time frame for the integration of the two companies, actualize maybe some of the challenges that you see happening or coming up before you?
S. Sharp:
Sure. This is, I think, going to be a nice pleasant thing. I think—we've set a time frame of about 90 days to have it approved. We are already working with the "integrations" teams but those are relatively minor issues because the companies don't overlap. There is no conflict of interest here and all that has been worked out. They will have, Sawtek will have two members of my board. Ray Link will become CFO because Ed Whitehurst is retiring. Kimon will stay and basically run the operations here and in Costa Rica. So there is very little impact on any other employees. The key impact is we are going to—we basically spend more time working together to come up with joint products.
H. Kumar:
OK. And you talked about introducing some products, maybe module products, maybe later this year. Can you talk about the sampling time frame for modules and what I am trying to get to is commercialization and when you start taking revenues on some of these modules that you plan to announce later this year?
S. Sharp:	When we announce them we will probably have samples. We are talking about revenue, hopefully, early next year.
H. Kumar:	OK, great. That is all for me. Thank you.
Operator:	Our next question comes from Chris Bonavico with Transamerica. Please go ahead with your question.

Chris Bonavico:
Hi, congratulations. Can you comment on the—whether your module will impact the zero IF efforts of Qualcomm. I know that we're going to gear up on the GSM side but Qualcomm has made some statements on the CDMA side. And second question, can you comment on, Kimon, your role in the new company?
K. Anemogiannis:
I do not think that what we are doing is going to affect Qualcomm efforts. We might have our own plans regarding the architecture inside of our modules. To the second question, Sawtek will become a subsidiary of TriQuint and we will have to continue to work on the challenges regarding product development, high volume low cost production and this is the area where I have to focus as well as the area of planning and developing these new modules.
C. Bonavico:	Congratulations.
Operator:	Our next question comes from Samuel May with Piper Jaffray. Please go ahead with your question.
Samuel May:
Yeah, good afternoon everybody. Congratulations and I think it is great for both companies. First question will be to Ray. Sawtek has a pretty low tax rate as a result of substantial operations in Costa Rica. What will happen with TriQuint being the successor company, going forward, to those tax savings and what will the tax rate of the combined company be?
R. Link:
Sam, we will be unaffected by the merger because Sawtek will still remain as a corporation so the tax benefits that they received in Costa Rica will continue to accrue to us. So our tax rate guidance that we have given for Sawtek would still apply and then you have to kind of overlay that on top of TriQuint. We haven't really done that yet and really can't talk about that yet until we file our prospectus. The tax holiday that we have in Costa Rica will still continue.
S. May:	Great. So it will benefit TriQuint as they are combined.
R. Link:	Right.
S. May:	OK. Then do you anticipate any special charges at all as a result of the merger?
R. Link:
Other than to say for investment bankers and lawyers and that type of stuff there shouldn't be any. I don't see any restructuring charges or anything like that if that is what you are referring to. There is going to be a one time deal expenses that will have to get to P&L.
S. May:
OK. And then Steve, will we see modules from you that will integrate switch function and power amplifier function or will you start off with maybe two separate modules and then blend those two into a mega-module?
S. Sharp:	I think you will have to wait, Sam. I think you will have to wait. As you know, we don't announce our products until they are ready to go.
S. May:	On the big picture road map, which would you prefer to do?
S. Sharp:	I would rather come out with the whole thing right away. I'm not sure I could come up with one that everybody would buy right away. I'd love it.
Operator:	Our next question comes from Mark McKechnie with Banc of America Securities. Please go ahead with your question.

Mark McKechnie:	Hey, good evening guys. Congrats, Ray, Kimon and (unintelligible). Hey on—Steve, on the Korean—didn't you have a partnership with Korea on modules before? What is going to happen with that after it— ?
S. Sharp:	We don't see it being affected by this. It just gives us more products we can sell to them if they would like to buy them.
M. McKechnie:	Gotcha. Sounds like you are not really saying that this is going to be mostly receiver or transmitter modules or I guess—it sounds like it is a combination of all three?
S. Sharp:	Yes.
M. McKechnie:
Alrighty. Second is Steve, in your thought process what put you across the finish line, really, in terms of deciding you needed to own Sawtek and partner with Sawtek as opposed to just say a partnership rather than, you know, the two companies merged?
S. Sharp:
I think, the way I put it is like looking in a mirror. This company has gone through the same sort of struggles that we did, the same value sets we did, the same rise to profitability, and management credibility. It just looked—when we started, met each other and started working together the thing just fell in place and it just felt like home.
M. McKechnie:	You solved the CFO situation pretty quickly there.
S. Sharp:	Yeah, it was expensive wasn't it?
M. McKechnie:	And speaking of which, are you able to talk about near term business conditions at all? I missed the beginning of the call. I just wondered if you (cross talk)
S. Sharp:	No, I think we've got—in a few days we've got a call like that but it won't be until we do our regular monthly call.
M. McKechnie:	Gotcha. So we don't we don't get an update on near term business here?
S. Sharp:	No.
M. McKechnie:
OK. Second is, or just finishing up here, you said you had been working together here for a while. Are you—you and Sawtek—and is this the first of the partnership or the working together that your customers are going to find out about this or have you already contacted customers about the jointly developed module?
S. Sharp:	No, we haven't contacted customers about the jointly developed modules.
M. McKechnie:	Gotcha. OK, thank you very much gents.
Operator:	Our next question comes from Larry Yavner with UBS Warburg. Please go ahead.
Larry Yavner:
Hey, congratulations. I just had a very quick question. I was wondering if you could go into some of the background on how you guys started talking and so on, like when you guys started talking and how you guys got to this point?
S. Sharp:	I don't think that is material to this, really. I would rather not answer it, just too much detail. It will all be in the proxy. It will all be documented and put in the proxy.
L. Yavner:	Thank you.

Operator:	Our next question comes from Pierre Maccagno with Needham & Co. Please go ahead.
Pierre Maccagno:
Congratulations. A little question regarding going forward. Do you have any comments on Sawtek customers that may have been competitors of TriQuint? I have a cold so I will just (unintelligible). I'm not sure this is the case. You haven't been working with any competitors of TriQuint?
K. Anemogiannis:
We have actually worked with a few semiconductor companies in optimizing our filters for their ICs and want to really believe that in the future, also, as long as our components are competitive in technology and in price, there is no reason why we shouldn't continue to work together with these customers.
P. Maccagno:	OK. Well thank you and congratulations again.
Operator:	Our next question comes from John Lau with Wit Soundview. Please go ahead with your question.
John Lau:
Great, thank you very much. With regard to some quick background, Steve, you had given us an overview of some of the major customers for TriQuint and Sawtek. I was wondering if you could, in terms of the protocol for last year, for protocol in the wireless handsets, CDMA, TDMA, GSM, that type from a historical point? Thank you.
S. Sharp:	I don't quite understand. Would you clarify the question?
J. Lau:	Yeah. With regard to your wireless revenue last year, what was the breakdown with regard to protocol, you know, in CDMA, TDMA, GSM for TriQuint, (unintelligible).
S. Sharp:	OK. In our case TDMA was 62 percent. GSM was 23 and I think CDMA was 17. For Sawtek, if Ray remembers.
R. Link:	Well, just in our wireless applications we had essentially nothing in TDMA and a little over two thirds of it was CDMA and one third GSM.
S. Sharp:	See, we are perfectly balanced.
Operator:	Apparently that does conclude our question and answer session for today. Gentlemen, please continue with your presentation or any closing remarks.
S. Sharp:	Good. Well thank you very much, everyone, for attending and we look forward to our next announcement and conference call. Thank you. Bye bye.
Operator:	Ladies and gentlemen, that does conclude our conference for today. You may all disconnect, and thank you for participating.

Comments on Forward-Looking Statements

This transcript contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995, which may not be indicative of future results. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: a decline in either the growth of wireless communications or the acceptance of CDMA technology; the demand for semiconductors for applications such as optical networks and wireless communication and the performance of our manufacturing facilities; our ability to successfully integrate the combined company, our dependence on a few large customers; competitive products or technologies that could reduce demand for our products such as direct conversion or digital filtering technology; increased sales through consignment agreements; our ability to successfully develop and bring new products to market; our dependence on a limited number of suppliers for certain key raw materials; risks associated with international sales; declining selling prices for some of our key products; decreased manufacturing yields; cancellation of purchase orders by our customers; our inability to protect our intellectual property or if we infringe on the intellectual property of others; increased competition from other suppliers; risks associated with our Costa Rican operations; risk of natural disasters; and other risks discussed in the SEC filings of the respective companies including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

A reader of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. We do not assume the obligation to update any forward-looking statement.

Additional Information

TriQuint plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of TriQuint and Sawtek expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TriQuint, Sawtek, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Sawtek, its directors, executive officers and certain members of management and employees may be soliciting proxies from Sawtek's shareholders in favor of the adoption of the merger agreement. A description of any interests that Sawtek's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

TriQuint, its directors, executive officers and certain members of management and employees may be soliciting proxies from TriQuint's stockholders in favor of the issuance of TriQuint shares in connection with the merger. A description of any interests that TriQuint's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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